[PIPER JAFFRAY & CO. LETTERHEAD]

August 5, 2005

VIA EDGAR AND FACSIMILE

Russell Mancuso, Esq.

Timothy Buchmiller, Esq.

Julie Sherman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Hoku Scientific, Inc.
Common Stock
Form S-1 Registration Statement
Registration No. 333-124423

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as Representatives of the prospective Underwriters, hereby join in the request with Hoku Scientific, Inc. that the effective date for the above-referenced registration statement be accelerated so that it may become effective at 9:00 a.m. (EST), on Friday, August 5, 2005, or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the undersigned has effected from July 13, 2005 through the date hereof approximately the following distribution of:

Preliminary Prospectus dated July 13, 2005:

9,190 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, the Commission’s Rule 15c2-8 in connection with the above-referenced issue.

Very truly yours, PIPER JAFFRAY & CO. SG COWEN & CO., LLC THOMAS WEISEL PARTNERS LLC As Representatives of the several underwriters BY: PIPER JAFFRAY & CO.

By:	/S/ CHERYL M. PERINO
Name:	Cheryl M. Perino
Title:	Principal